Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-89928

                              PROSPECTUS SUPPLEMENT
                      (TO PROSPECTUS DATED AUGUST 2, 2002)

                        10,105,758 SHARES OF COMMON STOCK

                        AIR PACKAGING TECHNOLOGIES, INC.

     The stockholders of Air Packaging Technologies, Inc. listed below in the section entitled "Selling Stockholders and Plan of Distribution" may offer and sell from time to time shares of our common stock under this prospectus. These shares include a maximum of 9,805,758 shares of common stock which may be acquired by these stockholders by electing the conversion and exercise provisions related to our 7% and 8 3/4% convertible debentures and related warrants and 300,000 shares issuable pursuant to other outstanding warrants. The maximum number of shares of common stock which may be resold under this prospectus is 10,105,758 shares.

     Although we will be entitled to receive proceeds in the amount of $1,483,000 from the exercise of the warrants by the selling stockholders, we will not receive any part of the proceeds from conversion of the outstanding convertible debentures.

     Our common stock is traded on the OTCBB operated by the NASD, under the trading symbol "AIRP". On October 23, 2002, the last reported sales price of our common stock on the OTCBB was $0.09.

     You should read this prospectus supplement in conjunction with the related prospectus carefully before you invest. This prospectus supplement is qualified by reference to the related prospectus, except to the extent that the information in this prospectus supplement supercedes the information contained in the related prospectus.


The purchase of our securities involves a high degree of risk. See "risk factors," at page five, for a discussion of many matters that you should consider before purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


              The date of this prospectus supplement is October 23, 2002

                              PROSPECTUS SUPPLEMENT


                                TABLE OF CONTENTS

                                                                            Page

Description Of Elimination Of Minimum Exercise Price To The Debentures       2

Risk Factors                                                                 3

Information On Securities Being Registered In This Registration              5

Selling Shareholders                                                         5

Description Of Securities Of Air Packaging                                   5

Shares Eligible For Future Sale                                              5





      DESCRIPTION OF REDUCTION OF MINIMUM EXERCISE PRICE TO THE DEBENTURES


     Pursuant to the terms of $500,000 of 8% convertible debentures issued to Palisades Equity Fund LP, OTC Opportunities Limited, and Prestige Underwriters NV on May 22, 2002 which contained a floor conversion price of $0.33 per share and which are being registered in a separate registration, selling shareholders had agreed that they would not convert, exchange or exercise their debentures at a price less than $0.33 per shares so long as the $500,000 8% debentures were outstanding. On October 23, 2002 the $500,000 8% debentures were amended to reduce the $0.33 floor conversion price to $0.15, subject to a further reduction to $0.10 under certain circumstances, and the holders of the $500,000 8% debentures agreed that the minimum conversion price for selling shareholders would be reduced to reflect the reduction in the minimum floor price.

     As a result, effective September 23, 2002, the selling shareholders holding $1,000,000 of 8.75% convertible debentures may, upon 61 days notice, convert their debentures into common stock, subject to certain limitations, at the lesser of $0.40 per share or a 20% discount to be closing high bid price on the date of notice of conversion if the closing high bid price for Air Packaging's common stock has been less than $0.40 for the previous 40 consecutive business days, provided that the minimum conversion price shall be $0.15 per share, subject to a further reduction to $0.10 under certain circumstances.



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

     The selling shareholders holding $1,500,000 of 7% convertible debentures may, upon 61 days notice, convert their debentures into common stock, subject to certain limitations, at to the lesser of $0.50 per share or a 20% discount to be closing high bid price on the date of conversions if the closing high bid price for Air Packaging's common stock has been less than $0.50 for the previous 20 consecutive business days, provided that the minimum conversion price shall be $0.15 per share, subject to a further reduction to $0.10 under certain circumstances.


         The closing bid price on October 23, 2002 was $0.08.


                                  RISK FACTORS


     The "Risks Related to this Offering" Section of the "Risk Factors" in the related prospectus has been deleted in its entirety and replaced with the following:

Risks Related to this Offering

The Issuance of Stock Pursuant to the Conversion of the 8% Convertible Debentures May Substantially Dilute the Interests of Other Security Holders Because the Number of Shares the Company Will Issue Upon Conversion Will Depend Upon the Trading Price of Our Common Stock At the Time of Conversion If the Trading Price is Less Than the Set Price of the Debenture.

     We are registering 9,805,758 shares of the common stock issuable under our 7% and 8 3/4% convertible debentures and warrants issued to certain of our selling shareholders See "SELLING PERSONS AND PLAN OF DISTRIBUTION". The conversion price on the debentures and the exercise prices of the warrants could be lower than the trading price of our common stock from time to time. The holders of our 7% convertible debentures may, upon 61 days notice, convert their debentures into common stock of the Company to the lesser of $0.50 per share or a 20% discount to be closing high bid price on the date of conversions if the closing high bid price for Air Packaging's common stock has been less than $0.50 for the previous 20 consecutive business days, subject to a minimum conversion price of $0.15 that may be adjusted to $0.10 under certain conditions. The holders of our 8 3/4% convertible debentures may, upon 61 days notice, convert their debentures into common stock of the Company at the lesser of $0.40 per share or a 20% discount to be closing high bid price on the date of notice of conversion if the closing high bid price for Air Packaging's common stock has been less than $0.40 for the previous 40 consecutive business days, subject to a minimum conversion price of $0.15 that may be adjusted to $0.10 under certain conditions.



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

     The table set forth below outlines the number of shares of common stock that would be issuable upon conversion in full of the debentures at several hypothetical conversion prices. The table also sets forth the total number of shares the holders of the 7% and 8 3/4% convertible debentures would beneficially own, in the aggregate, at such hypothetical adjustment prices upon conversion of all of the 7% and 8 3/4% Convertible Debentures, and assuming exercise in full of the warrants, and the percentage that such shares would constitute of our resulting outstanding common stock, assuming the investors had not purchased or sold any of our securities.

               Shares Issuable    Shares                      Total Shares as a
Hypothetical   Under              Issuable     Total Shares   Percent of
Conversion     Convertible        Under        Issuable to    Outstanding
Price (1)      Debentures (1)     Warrants     Investors      Stock (2)
------------   --------------     --------     -----------    -----------------

   $0.40         6,250,000        2,230,000     8,488,000          40.0%
   $0.25        10,000,000        2,230,000    12,230,000          49.0%
   $0.15        16,666,667        2,230,000    18,896,667          59.8%

--------------------------------------------------------------------------------

     (1) Assumes conversion in full of all $2,500,000 principal amount of convertible debentures at the hypothetical conversion price set forth above. Assumes interest is paid in cash and not in shares of common stock.

     (2) Based on 12,704,175 shares of common stock outstanding on August 30, 2002, plus the shares issuable to the investors under the debentures and the warrants shown above.


The Sale of Material Amounts of the Company's Common Stock Could Reduce the Price of Its Common Stock and Encourage Short Sales.


If the holders of the convertible debentures elect to convert the debentures into common stock and to sell the common stock, the Company's common stock price may decrease due to the additional shares in the market. This may encourage short sales, which could place further downward pressure on the price of the Company's common stock. In addition, this registration only registers the number of shares that would be required if the conversion price, at the time of conversion, is $0.33 per share. Because of the amendment to the Debentures, the $0.33 floor price has been lowered to $0.15, subject to a further lowering to $0.10 under certain circumstances. In the event the conversion price on the date of conversion is less than $0.33, the Company may be obligated, under certain circumstances, to register for sale additional shares in an additional registration or registrations which could place even further downward pressure on the price of the Company's common shares. SEE "DESCRIPTION OF REDUCTION OF EXERCISE PRICE TO THE DEBENTURES") The closing bid price on October 23, 2002 was $0.08.



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

        INFORMATION ON SECURITIES BEING REGISTERED IN THIS REGISTRATION

     This section in the related prospectus should be read in conjunction with the above section entitled "DESCRIPTION OF REDUCTION OF MINIMUM EXERCISE PRICE TO THE DEBENTURES". Specifically all references to a minimum conversion price of the debentures at $0.33 per share are no longer correct as the minimum exercise price has been reduced to $0.15, subject to a further decrease to $0.10 under certain circumstances.


                              SELLING SHAREHOLDERS

     On October 23, 2002, the minimum exercise price of 7% and 8 3/4% debentures was reduced from an earlier minimum conversion price agreement as described in "DESCRIPTION OF REDUCTION OF MINIMUM EXERCISE PRICE TO THE DEBENTURES" above. As a result of such release, footnotes 1 and 2 of the selling shareholders table have been amended to read as follows:

(1) Assumes the sale of all shares offered by this prospectus. As to selling shareholders holding either 7% or 8 3/4% convertible debentures, assumes total conversion of the debentures held by them at $0.33 per share which was the minimum conversion price prior to the October 23, 2002 reduction to $0.15, subject to a further reduction to $0.10 under certain circumstances. After this reduction, the actual number of shares issuable upon conversion of the convertible debentures, and any payment of interest made thereon depends on factors we cannot predict at this time, including the times at which the selling shareholders may elect to convert the debentures and the market price of our common stock at such times.

(2) Assumes total conversion of 7% and 8 3/4% debentures held by selling shareholders at $0.33 per share and total exercise of the warrants and options issued the selling shareholders.


                   DESCRIPTION OF SECURITIES OF AIR PACKAGING


     This section in the related prospectus should be read in conjunction with the above section "DESCRIPTION OF REDUCTION OF MINIMUM EXERCISE PRICE TO THE
DEBENTURES". Specifically all references to a minimum exercise price of the debentures at $0.33 per share are no longer correct as the minimum exercise price has been reduced to $0.15, subject to a further decrease to $0.10 under certain circumstances.


                         SHARES ELIGIBLE FOR FUTURE SALE


This section in the related prospectus should be read in conjunction with the above section entitled "DESCRIPTION OF REDUCTION OF MINIMUM EXERCISE PRICE TO THE DEBENTURES". In particular, an investor should note that all references to shares that would be outstanding if all debentures, warrants, and options are converted or exercised, assume a minimum conversion price of $0.33 per share as to the outstanding convertible debentures. As of October 23, 2002 the minimum conversion price was reduced to $0.15, subject to a further decrease to $0.10 under certain circumstances. Thus, the actual number of shares issuable upon conversion of the convertible debentures depends on factors we cannot predict at this time, including the times at which the debenture holders may elect to convert the debentures and the market price of our common stock at such times.






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